SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EMDEON CORPORATION
(Name of Subject Company (Issuer))

EMDEON CORPORATION (Issuer)
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
290849108
(CUSIP Number of Class of Securities)

Charles A. Mele, Esq. Emdeon Corporation 669 River Drive, Center 2 Elmwood Park, New Jersey 07407-1361 (201) 703-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Robert Evans III, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$492,000,000	$57,908.40

(1)	Estimated solely for purposes of calculating the filing fee only, based on the purchase of 60,000,000 shares of common stock at the offer price of $8.20 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,908.40	Filing Party: Emdeon Corporation
Form or Registration No.: Schedule TO	Date Filed: November 23, 2005
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes to designate any transactions to which the statement relates:
         ☐     third-party tender offer subject to Rule 14d-1.
         ☑     issuer tender offer subject to Rule 13e-4.
         ☐     going-private transaction subject to Rule 13e-3.
         ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
ITEMS 1 THROUGH 11.
ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.Q: PRESS RELEASE
EX-99.A.1.R: QUESTIONS AND ANSWERS RE: PERFORMANCE INCENTIVE PLAN

INTRODUCTION
This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 23, 2005, as amended and supplemented by Amendments No. 1, No. 2 and No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2005, December 8, 2005 and December 9, 2005, respectively (collectively, the “Schedule TO”) relating to the offer by Emdeon Corporation, a Delaware corporation, to purchase up to 60,000,000 shares of its common stock, par value $0.0001 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 23, 2005, as amended through the date hereof (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.
ITEMS 1 THROUGH 11.
Items 1 through 11 of the Schedule TO are hereby amended and supplemented to include the following:
On December 13, 2005, the Company waived the minimum acceptance condition in the Offer to Purchase which would have required that at least 27,500,000 shares be properly tendered and not properly withdrawn prior to the expiration of the Offer. The Company will purchase up to 60,000,000 shares validly tendered and not properly withdrawn prior to the expiration of the Offer, upon the terms and subject to the remaining conditions of the Offer. See Sections 1 (“Number of Shares; Proration”) and Section 7 (“Conditions of the Tender Offer”) of the Offer to Purchase.
Filed with this Amendment No. 4 to Schedule TO as Exhibit (a)(1)(Q) is the press release issued by the Company on December 13, 2005 announcing the waiver of the minimum acceptance condition.
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
(a)(1)(Q)      Press Release dated December 13, 2005.
(a)(1)(R)      Questions and Answers relating to the Emdeon Corporation Performance Incentive Plan.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 13, 2005

EMDEON CORPORATION
By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated November 23, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release dated November 23, 2005.
(a)(1)(H)*	Summary Advertisement.
(a)(1)(I)*	Letter to Stockholders dated November 23, 2005.
(a)(1)(J)**	Letter to Participants in the Emdeon Corporation 401(k) Savings Plan dated November 28, 2005.
(a)(1)(K)**	Letter to Participants in the Emdeon Corporation Performance Incentive Plan dated November 25, 2005.
(a)(1)(L)**	Letter to Participants in the Emdeon Practice Services, Inc. 401(k) Profit Sharing Plan dated November 28, 2005.
(a)(1)(M)**	Letter to Participants in the Porex Corporation 401(k) Savings Plan dated November 28, 2005.
(a)(1)(N)*	Letter to Vested Stock Option Holders dated November 23, 2005.
(a)(1)(O)*	Email communication to Employees.
(a)(1)(P)	Notice to Directors and Executive Officers of Emdeon Corporation, dated November 28, 2005, regarding Blackout Period with Respect to Trading of Emdeon Securities (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on November 28, 2005).
(a)(1)(Q)	Press Release dated December 13, 2005.
(a)(1)(R)	Questions and Answers relating to the Emdeon Corporation Performance Incentive Plan.
(a)(5)(A)***	Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, as amended on May 2, 2005.
(a)(5)(B)***	Quarterly Report on Form 10-Q, filed on May 10, 2005.
(a)(5)(C)***	Quarterly Report on Form l0-Q, filed on August 9, 2005.
(a)(5)(D)***	Quarterly Report on Form l0-Q, filed on November 9, 2005.
(a)(5)(E)***	Current Report on Form 8-K, filed on March 22, 2005.
(a)(5)(F)***	Current Report on Form 8-K, filed on April 1, 2005.
(a)(5)(G)***	Current Report on Form 8-K, filed on April 28, 2005.
(a)(5)(H)***	Current Report on Form 8-K, filed on May 2, 2005, as amended on June 2, 2005 and June 3, 2005.
(a)(5)(I)***	Current Report on Form 8-K, filed on May 3, 2005.
(a)(5)(J)***	Current Report on Form 8-K, filed on May 13, 2005.
(a)(5)(K)***	Current Report on Form 8-K, filed on July 14, 2005, as amended on July 19, 2005.
(a)(5)(L)***	Current Report on Form 8-K, filed on July 27, 2005.
(a)(5)(M)***	Current Report on Form 8-K, filed on August 4, 2005.
(a)(5)(N)***	Definitive Proxy Statement, filed on August 5, 2005.
(a)(5)(O)***	Current Report on Form 8-K, filed on August 30, 2005, as amended on November 9, 2005.
(a)(5)(P)***	Current Report on Form 8-K, filed on September 30, 2005.
(a)(5)(Q)***	Current Report on Form 8-K, filed on October 19, 2005.
(a)(5)(R)***	Current Report on Form 8-K, filed on November 3, 2005.
(a)(5)(S)***	Current Report on Form 8-K, filed on November 17, 2005.
(a)(5)(T)***	Current Report on Form 8-K, filed November 18, 2005 (two reports).
(a)(5)(U)***	Current Report on Form 8-K, filed November 23, 2005.
(b)	Not Applicable.
(d)(1)	WebMD Corporation 2001 Employee Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.46 to the Company’s Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 on Form 10-K/A).
(d)(2)	Healtheon Corporation 1996 Stock Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (No. 333-70553) filed February 10, 1999).

(d)(3)	WebMD Corporation 2000 Long-Term Incentive Plan (incorporated by reference to Annex G to the Proxy Statement/Prospectus, filed on August 7, 2000, and included in the Company’s Registration Statement on Form S-4 (No. 333-39592)).
(d)(4)	Envoy Stock Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (No. 333-42616) filed July 31, 2000).
(d)(5)	WebMD Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).
(d)(6)	2003 Non-Qualified Stock Option Plan for Employees of Advanced Business Fulfillment, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
(d)(7)	Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K/A filed on November 9, 2005 (amending the Current Report on Form 8-K filed on August 30, 2005)).
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed with the Schedule TO on November 23, 2005.

**	Previously filed on Amendment No. 1 to Schedule TO on November 29, 2005.

***	Previously filed.

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